Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

July 12, 2021

VIA EDGAR

Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:   Rotor Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 14, 2021

File No. 001-39897

Dear Ms. Barone:

On behalf of Rotor Acquisition Corp. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 11, 2021 (the “Comment Letter”) with regard to the Preliminary Proxy Statement on Schedule 14A (File No. 001-39897) filed by the Company on May 14, 2021 (the “Proxy Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Proxy Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Proxy Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Proxy Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”).  We have enclosed with a copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed May 14, 2021

Questions and Answers

If I am a Company warrant holder, can I exercise redemption rights with respect to my public

Warrants?, page 18

1.

Clarify that although holders of the company’s outstanding public warrants do not have redemption rights in connection with the Business Combination, if they choose to redeem shares of Class A stock, they may still exercise their warrants if the merger is consummated.

Response:  The Company acknowledges the Staff’s comment and has clarified that holders of public warrants do not have redemption rights in connection with the Business Combination.  The Company has further revised this disclosure to clarify that holders of public warrants may still exercise their warrants following the Business Combination even if they choose to redeem their shares of Class A stock. Please see page 18 of Amendment No. 1.

Selected Historical Financial Information of the Company

Consolidated Balance Sheet, page 33

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2.

We note that you include balance sheet information as of December 31, 2020. Please expand the disclosure to include balance sheet data as of January 20, 2021 from the audited balance sheet included in the proxy so the investors can see the amounts in the trust following the IPO.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment to expand the disclosure to include balance sheet data as of January 20, 2021 from the audited balance sheet included in the Proxy Statement.  Selected Historical Financial Information disclosure has also been updated to include balance sheet information as of March 31, 2021.  Please see page 35 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 38

3.

We note in the Subsequent events disclosure for Sarcos on page F-54 that on February 18, 2021, the Sarcos CEO was granted 1 million RSAs that vest over a 15 month period commencing on the date of the business combination. We also note on page 200, in April 2021, the Sarcos board of directors amended RSAs to certain executives that triggers vesting of the RSAs on the closing of the business combination. While these costs will be expensed in the subsequent periods, since it is directly related to the merger in its vesting, please disclose this grant in the notes to the pro forma financial information.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to reflect the RSAs grant and vesting thereof in the notes to the pro forma financial information. Please see page 50 of Amendment No. 1.

Proposal No. 1 - Approval of the Business Combination

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 135

4.

You state that this section "is a discussion of material U.S. federal income tax considerations for holders of our shares of Class A Stock that elect to have their Class A Stock redeemed for cash if the Business Combination is completed.” Please revise to discuss the material tax consequences of the Business Combination to each company's stockholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger to be tax free under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose whether you received an opinion of counsel that supports this conclusion. Refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment to discuss the material tax consequences of the Business Combination to each company’s stockholders and the Company.  Please see the disclosure beginning on page 137 of Amendment No. 1.

Information About Sarcos, page 173

5.

Please provide the basis for the statement that Sarcos is “a global technology leader.” Clarify the criteria on which you based this statement, such as revenue or the number of customers or market share.

Response: The Company respectfully notes that the full statement included in the preliminary proxy statement is that “Sarcos is a global technology leader for industrial highly dexterous mobile robotics systems for use in dynamic environments” (emphasis added). We acknowledge that Sarcos has not yet recognized significant revenue from its

Alexandra Barone July 12, 2021 Page 3

core products, and emphasize that the quoted statement instead affirms the leading position of Sarcos’ technology in the specific area identified.

Sarcos believes it is a technology leader for industrial highly dexterous mobile robotics systems for use in dynamic environments. The Sarcos engineering and design efforts are led by a highly experienced robotics team with approximately 500 years of cumulative robotics experience, with its core engineering team working together for over 20 years. Sarcos also benefits from $300 million in research and development investment in its proprietary technologies and an extensive patent portfolio. In addition, Sarcos’ technology has received several awards and recognitions, some of which are listed below.

Awards and recognition of Sarcos:

•	Named the 2020 Dexterous Robots & Exoskeletons Company of the Year by Frost & Sullivan

Awards and recognition of the Guardian XO:

•	2021 IEEE Robotics and Automation Society Award for Product Innovation
•	2020 Best Inventions of 2020, Productivity by TIME Magazine
•	2020 Finalist: Innovation by Design Awards by Fast Company
•	2020 Winner of the Commercial Technologies for Maintenance Activities (CTMA) Technology Competition by the National Center for Manufacturing Sciences
•	2020 Consumer Electronics Show (CES) Top Emerging Technology recognition

Information About Sarcos, page 173

6.	Please disclose the assumptions and limitations of your Serviceable Obtainable Market which you estimate to be $14.7 billion as of 2020 and grow to $24.8 billion as of 2026.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment to expand the disclosure to include the assumptions and limitations of the Serviceable Obtainable Market estimates.  Please see page 182 of Amendment No. 1.

Sarcos Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 186

7.

We note that your research and development services revenue is derived mainly from Small Business Innovation Research (SBIR) contracts. Please expand the discussion to clarify what types of contracts are included in the SBIR contracts, i.e. cost-plus, fixed-fee, etc.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to expand the discussion under “—Components of Results of Operations—Revenues” on page 195 of Amendment No. 1 to clarify the types of contracts included in SBIR contracts. The Company has also revised the section titled “—Overview” on page 192 of Amendment No. 1 to include a cross-reference to this discussion and the discussion under the section titled “—Critical Accounting Policies—Revenues from Contracts with Customers—Research and Development Services.” The Company respectfully submits that including the additional disclosure under the section titled “Components of Results of Operations – Revenue”  allows for further detail and discussion while allowing the “—Overview” section to maintain a general view of the business.

Alexandra Barone July 12, 2021 Page 4

Components of Results of Operations, page 188

8.

We note that you state that sales of your Guardian S and other commercially available products represent a de minimis portion of your revenues. Please revise your disclosure in light of the $1.1 million increase in revenues from 2019 to 2020 from the sales of Guardian S products, as disclosed on page 190.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to remove the statement on page 195 of the Proxy Statement that revenues from the sales of Guardian S products represent a de minimis portion of Sarcos’ revenues.

Revenues from Contract with Customers, page 195

9.

We note on page 195 that you provide research and development services under SBIR contracts that include fixed-price contracts. Please expand the discussion of fixed-price contracts to address your accounting policy for loss contracts. Please also expand your revenue recognition accounting policy on page F-38 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to expand the discussion on the types of contracts including the accounting policy for loss contracts. Sarcos wishes to further clarify that it has never incurred a loss related to fixed price contracts and that, to date, its contracts do not meet the criteria to accrue expected losses on contracts before those losses are incurred.  Nevertheless, should Sarcos incur a loss at the contract level, it would recognize the loss in earnings in the period in which the loss would occur.  Given this, Sarcos has addressed the provision for loss under Sarcos’ accounting policies in the section titled “—Critical Accounting Policies—Revenues from Contracts with Customers—Research and Development Services” on page 206 of Amendment No. 1, and expanded the discussion of Sarcos’ revenue recognition accounting policy on pages F-59 and F-83 of Amendment No. 1.

Description of Securities, page 215

10.

Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to include a more detailed description of the material voting rights of the Class A common stockholders.  Please see page 227 of Amendment No. 1.

Beneficial Ownership of Securities, page 234

11.

Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities such as the entities affiliated with DIG Investments XVIII AB and Schlumberger Technology Corporation.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to disclose the natural persons with voting and/or dispositive powers, if any, with respect to the securities owned by entities.  Please see page 246 of Amendment No. 1.

Financial Statements - Sarcos Corp.

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Revenues From Contracts With Customers, page F-38

12.

We note you derive revenue from the sale of research and development services and robotic products. Please provide disaggregated revenue disclosure in accordance with ASC 606-10-50-5. Please also expand your MD&A discussion of revenues and cost of revenues to separately address each type of revenue.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to reflect Sarcos’ disaggregated revenue in accordance with ASC 606-10-50-5 on pages F-60 and F-84 of Amendment No. 1. The Company has also expanded Sarcos’ MD&A discussion of revenues to include a discussion regarding each component of revenue under the sections entitled “—Results of Operations—Comparison of the Three Months Ended March 31, 2021 and 2020” and“—Results of Operations—Comparison of the Years Ended December 31, 2020 and 2019” on pages 197 and 199 of Amendment No. 1, respectively.

The Company respectfully submits that Sarcos cannot make a meaningful allocation with respect to overhead costs due to the early-stage nature of its products and the overlap between the costs associated with research and development and products.  The Company believes that the disaggregated disclosure of cost of revenues to separately address each type of revenue would not materially enhance the investors’ understanding of Sarcos’ expenses and operating results at this juncture.  The Company believes that, as the nature of Sarcos’ products mature in line with commercialization, it will be possible to meaningfully disaggregate cost of revenue.

*	**

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D'Amico

Evan M. D'Amico

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